November 13, 2000

By Telecopier and Certified Mail

Mr. Thomas D. Keene
Principal Financial and Accounting Officer,
American Career Centers, Inc.
2490 South 300 West
Salt Lake City, UT  84115

        Re:    American Career Centers, Inc.
               Filing of Quarterly Report on Form 10-Q

Dear Tom:

        As you are aware, we have been engaged by American Career
Centers,Inc. (the "Company") to assist you in the preparation of certain filings with the Securities and Exchange Commission, including the above referenced Form 10-Q.

         While we have not seen anything that we believe is material to the business or operations of the Company, we must be able to reconcile the financials provided to us by the Company's accountants (of which we just received a draft of today) and to ensure that there are no dis-crepancies in the information, and we recommend that you do not file your quarterly report on Form 10-Q until further review by us and your accountants is completed and all parties agree that such filing is proper and correct in all respects. We have discussed with you the advisability of filing a Notification of Late Filing on Form 12b-25, and you may attach this letter thereto pursuant to Rule 12b-25(c).
This Notification should be filed because we believe it would subject the Company and its professional advisors to unreasonable effort and expense not to request the extension for time to file.
Very truly yours,
                                                    Very truly yours,


                                                /s/ Kenneth S. August
                                                    -----------------
                                                    Kenneth S. August


 cc:     Mr. William G. Anthony (via facsimile)
         Supriya Kakkar, Esq.